UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

William E. Ladin, Jr.
6210 Rothway Street, Suite 100
Houston, Texas 77040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E Ladin, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,629,572
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,629,572
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,572 (1,288,275 common, 341,297 preferred stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of common stock and 12.6% of preferred stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46058Y109	13D	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D relates to, amends and supplements the Statement of Beneficial Ownership on Schedule 13D/A, initially filed with the United States Securities and Exchange Commission on September 29, 2014 (the “Amendment No. 2” and, together with this Amendment No. 3, the “Schedule 13D”) of William E. Ladin, Jr. (“Ladin”) with respect to shares of common stock (“Common Stock”) and Series A Preferred Stock (“Preferred Stock”) of Internet America, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in Amendment No. 2. This Amendment No. 3 amends Items 2, 4, 5, 6, and 7 of the Schedule 13D as set forth below. Except as set forth below, items in the Amendment No. 2 remain unchanged.

Item 2.  Identity and Background.

Item 2 of Amendment No. 2 is hereby amended and restated to read as follows:

William E. Ladin, Jr. (“Ladin”)	Chief Executive Officer and Chairman of the Board of Internet America, Inc.
Address of Principal Business Office of Ladin and his employer Internet America, Inc:	6210 Rothway Street, Suite 100, Houston, Texas 77040
Citizenship:	USA
Title of Class of Securities:	Common and Series A Preferred Stock
CUSIP Number:	46058Y109

Item 4.  Purpose of Transaction.

Item 4 of Amendment No. 2 is hereby amended to include the following:.

Ladin acquired the shares of capital stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Ladin intends to monitor and evaluate his investment in the Issuer in light of pertinent factors, including market conditions, the Issuer’s performance and prospects, conditions in the Issuer’s industry and general economic conditions. Ladin may make additional purchases of the Issuer’s Preferred Stock and/or Common Stock in the future through market transactions or otherwise maintain its current investment or dispose of all or a portion of the Preferred Shares that it currently owns or may hereafter acquire provided that such purchases and sales are otherwise made in compliance with the terms and conditions of any agreements between the Issuer and Ladin, including the Voting Agreement discussed below. Ladin may also convert his Preferred Shares to Common Shares as provided for in the Statement of Resolution of Series A Preferred Stock.

On April 17, 2015, the Issuer and AirCanopy Internet Services, Inc., a Texas corporation (the “Purchaser”), entered into an asset purchase agreement (the “Purchase Agreement”) whereby the Issuer agreed to sell substantially all of its assets to the Purchaser (the “Asset Sale”).

Simultaneously with the execution and delivery of the Purchase Agreement, the Issuer entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) with Ladin, (CEO and Chairman of the Board of the Issuer), and Ambassador John Palmer and Steven G. Mihaylo (each of whom are beneficial owners of more than 5% of the voting securities of the Issuer), as well as certain entities related to the foregoing. These entities include for (a) John Palmer: J.N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc.; and for (b) Steven G. Mihaylo: Trustee of the Steven G. Mihaylo Trust and Summit Growth Management, LLC.

In each case, each person other than the Issuer who is party to the Voting Agreement entered into it solely in their capacity as a stockholder. The stockholders that are party to the Voting Agreement own approximately 58.5% of the total voting power of the Issuer in the aggregate (including Common Stock held by holders of Preferred Stock on an as-converted to Common Stock basis and vested options). The Voting Agreement (i) generally requires that the stockholders party thereto vote all of their shares of the Issuer’s voting stock in favor of the Asset Sale and against alternative transactions, (ii) generally requires that the stockholders party thereto take any actions necessary to cause the appointment of Mr. Mihaylo and other directors to the Issuer’s board of directors, (iii) includes an obligation for Mr. Mihaylo and his related entities to dismiss an existing suit against the Issuer and a conditional release of claims by and among the Issuer and the stockholders party thereto and (iv) generally requires that the stockholders party thereto not transfer their shares. In addition, in connection with the Voting Agreement, Justin McClure and Dean L. Greenberg, both of whom are current directors of the Issuer, delivered irrevocable resignations, only triggered upon the distribution of amounts received by the Issuer in connection with the Purchase Agreement (other than certain amounts held in escrow). The Voting Agreement terminates upon (a) the closing of the transactions contemplated under the Purchase Agreement or (b) the two year anniversary of executing the Voting Agreement.

The stockholders who executed the Voting Agreement also granted Ladin (or whoever Ladin may designate), pursuant to the Voting Agreement, an irrevocable proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote during the term of the Voting Agreement with respect to the shares subject to the Voting Agreement in accordance with the Voting Agreement.

The description of the Voting Agreement in this Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

If the Issuer’s shareholders approve a winding up and liquidation of the Issuer concurrent with or after the approval of the Asset Sale and the Issuer winds up and liquidates, the Issuer’s securities may become delisted from its inter-dealer quotation system and may become eligible to terminate its registration under the Exchange Act as part of the process of such winding up and liquidation of the Issuer.

Except as set forth above, Ladin has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Ladin may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Amendment No. 2 is hereby amended to include the following:.

Ladin and the other signatories to the Voting Agreement may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act. The interests of each of the signatories to the Voting Agreement in the Issuer is reported in Annex A to the Voting Agreement, which is incorporated herein by reference.

Ladin may direct the vote of the 11,538,104 shares of Common Stock and Preferred Stock beneficially owned by Ladin, John Palmer, J.N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC solely according to the Voting Agreement. However, Ladin disclaims beneficial ownership over the Common Stock and Preferred Stock held or beneficially owned by John Palmer, J.N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC, as his ability to vote these shares is limited solely to the terms of the Voting Agreement.

There have been no transactions in the Issuer’s capital stock effected by Ladin during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amendment No. 2 is hereby amended to include the following:

As discussed above the parties to the Voting Agreement are: the Issuer, William E. Ladin, Jr., John Palmer, J.N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, and Summit Growth Management, LLC. The discussion of the Voting Agreement in Item 4 above is incorporated herein by reference. The description of the Voting Agreement in this Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of Amendment No. 2 is hereby amended to include the following:.

99.1	Voting Agreement, dated April 17, 2015, by and among the Issuer, William E. Ladin, Jr., John Palmer, J.N. Palmer Family Partnership, GulfSouth Capital, Inc., John Palmer Foundation, Inc., Steve G. Mihaylo, Steven G. Mihaylo, Trustee of the Steven G. Mihaylo Trust, Summit Growth Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2015

/s/ William E. Ladin, Jr. William E. Ladin